TUPPER JONSSON & YEADON

BARRISTERS & SOLICITORS

AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER* GLENN R. YEADON* PAMELA JOE DAVID A. AUSTIN DAVID J. McCUE* * denotes a Personal Law Corporation	1710 - 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 Tel: (604) 683-9262 Fax: (604) 681-0139 E-mail: jonsson@securitieslaw.bc.ca
REPLY ATTENTION OF: Carl R. Jonsson Direct Tel: (604) 640-6357 OUR FILE: 1076-1

February 15, 2007

United States Securities and Exchange Commission

BY EDGAR -

Division of Corporation Finance

correspondence

100 F Street, N.E.

Washington, D.C., U.S.A.

20549-7010

Attention:

Mr. Mark A. Wojciechowski,

Staff Accountant

Dear Mr. Wojciechowski:

Re:

Acrex Ventures Ltd. (“Company”)

Form 20-F for the Fiscal Year Ended December 31, 2005

Filed June 21, 2006

File No. 000-50031

This is in response to your letter dated February 1, 2007 and we refer to the Clauses of that letter herein, using the same numbering.  Attached is an amended version of the 20-F document electronically blacklined to show the revisions that have been done to the document.  In specific response to the points made in your letter:

2.

(a)

We have designated the document as Amendment No. 2 - as we understand that our previous revised document was inadvertently submitted to you as an amendment filing on EDGAR and not as “correspondence”.  We therefore calculate that the attached amended version would be considered Amendment No. 2.

(b)

The Certifications appearing at pages 76 and 77 have been currently dated.  They will be signed when the document is filed in its final version.

(c)

We have not included an updated amended Consent from the Company’s Auditors at page 75 as the Auditors do not want to be involved in reviewing and consenting to what are still only draft amendments.  We understand the Auditors will provide an updated Consent when the final version of the amended document has been settled between our respective offices and then reviewed by them.

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3.

The Risk Factor disclosure in sub-clause (b) on page 7 is amended to better disclose the fact that, notwithstanding the statistical likelihood of the property not containing economically mineable reserves, the Company is continuing its exploration based on the encouraging results that have been received to date.

We submit that this disclosure is not inconsistent with the accounting policy described in Note 2 of the financial statements.  If, at some point in the future, Management of the Company concludes that a property does not show sufficiently encouraging results - effectively that the amount expended on it will not likely be recovered - then the accounting policy would be invoked and the expenditures would be written off in the financial statements produced subsequent to that decision being made.

4.

The questions you raised in this paragraph were referred back to Michael Bedford, the Canadian chartered accountant who is responsible for preparing the Company’s financial statements.  We attach 3 pages that he has emailed to us being, firstly, a narrative explanation of the changes, a redraft of page 19 of the December 31, 2005 audited financial statements with the corrected reconciliation wording and details, and a page showing the basis for the alterations.   It is requested that this explanation be accepted as sufficient at this time and that the Company not be required to have its audited financial statements amended.  Having the Auditors of the Company review the amendment would incur some time and expense.  But, more importantly, the financial statements in their previous version have been extensively published, distributed and filed.  It may be considered inappropriate to have two sets of audited financial statements in circulation which are not exactly the same.  We also noted that the numbers involved are small and not material.

We make this request in view of the fact that we are working on revisions to documents and figures which are now essentially obsolete.  Work on the preparation of December 31, 2006 financial statements is underway and they will be available for filing soon - and inclusion in the Company’s next 20-F A/R.  We hope you would agree that it would be sufficient if the corrected reconciliation Note is included in the new statements (as required) and that it not be necessary to revise the old statements.

5.

In our copy of the previous draft of the document there is a map showing the area of the Finger Lake property following page 34.  But it is so inadequate that we have decided to delete the map and the reference to the map in the first paragraph on new page 33.

6.

We have now included in the descriptions of each of the three properties a statement pursuant to your reference sub-paragraph of Industry Guide 7.  More specifically, the statements appear on the following noted new pages:

(a)

For the Michaud Property on page 16, one paragraph above the start of Clause (a);

(b)

For the Spanish Mountain property on page 23, one paragraph above the start of sub-clause (a);  and

(c)

For the Finger Lake Property on page 33 at the end of Clause 3.

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7.

We have gone through the document and deleted all references to mines or other mineral properties existing in the area of the Company’s properties.

Although these deletions have been made we question the validity of your directive.  We expect your geological people would confirm that mines very seldom occur in complete isolation.  They often occur in clusters on large geological structures.  We therefore suggest that, in fact, what has happened on nearby properties - and the existence of nearby producing mines - are factors very relevant to the subject properties.

8.

The document has now had deleted from it all of the various references that you have referred to in this Clause.

9.

The disclosures referred to in this Clause have been deleted.

Hopefully you can confirm that the document now satisfies your requirements and that we can proceed to get the Auditors’ final consent and to formally file the document on EDGAR.

Yours truly,

TUPPER JONSSON & YEADON

“Carl R. Jonsson”

Per:

Carl R. Jonsson

CRJ:lrh

cc:

Acrex Ventures Ltd.

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